May 26, 2010
Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408
Attn:	Mr. Justin Dobbie Attorney, Legal Branch
Re:	First Horizon National Corporation (“FHNC”) SEC File No. 001-15185 Form 10-K for the period ended December 31, 2009 Form 10-Q for the period ended March 31, 2010
Dear Mr. Dobbie:
This letter follows up the conversation that Clyde Billings and I had with you on May 25. FHNC expects to be able to respond to the Securities and Exchange Commission staff comment letter dated May 18, 2010 by June 23, 2010, and requests an extension until that date. We would appreciate the staff providing us with this extension, which will allow us more time to compile responsive data and to follow our normal public disclosure processes for the supplemental information requested. Consistent with our discussion, we will assume that the extension is permitted unless the staff communicates to us a contrary decision.
Please contact me at (901) 537-1969 with any questions you may have.
Sincerely,

/s/ Jeff L. Fleming
Jeff L. Fleming
Corporate Controller